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January 19, 2016

VIA EDGAR, FACSIMILE AND ELECTRONIC MAIL

Christina Chalk
Senior Special Counsel
United States Securities and Exchange Commission
Division of Corporation Finance
Office of Mergers and Acquisitions
100 F Street, N.E.
Washington, D.C. 20549

Re:	HeartWare International, Inc.
PREC14A filed January 7, 2016 (the “Proxy Statement”)
Filed by Engaged Capital Master Feeder I L.P. et. al
DFAN14A filed January 7, 2016
DFAN14A filed December 31, 2015
File No. 001-34256

Dear Ms. Chalk:

We acknowledge receipt of the comment letter of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) dated January 12, 2016 (the “Staff Letter”) with regard to the above-referenced matter.  We have reviewed the Staff Letter with our client, Engaged Capital, LLC and the other participants in its solicitation (collectively, “Engaged Capital”), and provide the following responses on Engaged Capital’s behalf.  For ease of reference, the comments in the Staff Letter are reproduced in italicized form below.  Terms that are not otherwise defined have the meanings ascribed to them in the Proxy Statement.

Preliminary Proxy Statement on Schedule 14A filed on January 7, 2016

1.
Factual assertions are made throughout the proxy statement [and] in the definitive additional materials identified above. Please provide us with the supporting materials for these statements of fact to the extent they are not already cited in your proxy statement. Please provide an annotated version of the proxy materials that includes a supporting reference for each assertion. Appropriate supporting materials may include cites to publicly-filed periodic reports, copies of newspaper articles, court papers, or other appropriate documentation. For example, the following non-exhaustive list of factual assertions should be specifically supported or deleted:

•
“Besides MitraClip, there are at least 21 transcatheter mitral valve repair devices under development today, at least ten of which are in human testing and/or are already approved for use in Europe.” (page 7);

O L S H A N F R O M E W O L O S K Y L L P	WWW.OLSHANLAW.COM

January 19, 2016

•	“Edwards recently shelved its FORTIS valve for transcatheter mitral valve replacement after a series of adverse events were observed in the first 20 patients receiving the device.” (page 7); and

•	“We can identify at least 15 transcatheter mitral valve replacement technologies under development, at least seven of which have achieved first-in-man.” (page 8)

Engaged Capital acknowledges the Staff’s comment and has revised the Proxy Statement accordingly. Please see pages 6-11 and 13 of the Proxy Statement.

On a supplemental basis, attached hereto as Annex A please find the requested supporting materials for each factual assertion.

2.	Revise generally throughout the proxy statement to ensure that all statements of opinion or belief are clearly identified as such. Some non-exhaustive examples include the following:

•	“Second, the path to U.S. approval for Cardioband is murky at best.” (page 6);

•	“From a strategic standpoint, the Valtech acquisition represents a ‘poison pill’ for many of the logical strategic acquirers of HeartWare. (page 8);

•	“Rather than trading with an embedded M&A premium like most of its mid-cap medical device peers, the Acquisition of Valtech will cause Holdco to trade with an M&A discount.” (page 12); and

•	‘‘Furthermore, the approval of the Business Combination Agreement would have the added consequence of disenfranchising current HeartWare stockholders to an extent.” (page 12)

Engaged Capital acknowledges the Staff’s comment and has revised the Proxy Statement accordingly. Please see pages 7-9, 11, 13 and 14 of the Proxy Statement.

3.	Revise to include a background section detailing your prior contacts with management preceding this solicitation.

Engaged Capital acknowledges the Staff’s comment and has revised the Proxy Statement accordingly. Please see page 5 of the Proxy Statement.

We are Concerned the Acquisition of Valtech Entrenches HeartWare’s Board and Management Team at the Expense of Stockholders, page 12

4.	Identify the “numerous bankers and industry executives” you allege have supported your assertion that the Company’s acquisition of Valtech makes HeartWare a less attractive acquisition target.

Engaged Capital acknowledges the Staff’s comment and offers the Staff the following information on a supplemental basis. Engaged Capital engaged in private confidential communications with a number of players in the medical device industry, including bankers and industry executives, who supported Engaged Capital’s assertion that the Company’s acquisition of Valtech makes HeartWare a less attractive acquisition target. The parties Engaged Capital communicated with expressed their views with respect to HeartWare on a confidential basis under the condition their identities not be revealed publicly. Given the confidential nature of the communications, Engaged Capital is not at liberty to disclose the identities of such bankers and industry executives.

January 19, 2016

5.
Identify the “most likely potential acquirers of HeartWare” who you allege have expressed to you that they would have no interest in acquiring the Company if the Valtech acquisition closes. Explain by whom these claims were made and in what context.

Engaged Capital acknowledges the Staff’s comment and offers the Staff the following information on a supplemental basis. Engaged Capital engaged in private confidential communications with a number of players in the medical device industry, including potential acquirers, regarding the attractiveness of HeartWare as an acquisition target. During the course of these discussions, a number of companies expressed an interest in HeartWare, but informed Engaged Capital that they would have no interest in acquiring HeartWare should the Valtech acquisition close. No specific proposals regarding a transaction involving HeartWare were communicated to or by Engaged Capital. The discussions took place on a strictly confidential basis. Given the confidential nature of the communications, Engaged Capital is not at liberty to disclose the identities of the most likely potential acquirers of HeartWare. Accordingly, Engaged Capital has revised its disclosure to provide “[m]ultiple potential acquirers” rather than “most likely potential acquirers.” Please see page 13 of the Proxy Statement.

6.
Describe the “claims” made by the Company’s management team to which you refer in the first paragraph in this section. Explain when those claims were made, what was stated and in what context, and by whom the claims were made.

Engaged Capital acknowledges the Staff’s comment and has revised the Proxy Statement to clarify that the claims made by HeartWare’s management team regarding the attractiveness of HeartWare to potential acquirers were made directly to Engaged Capital. Engaged Capital has revised the Proxy Statement to include the following disclosure in the “Background to the Solicitation Section”:

On October 1, 2015, members of Engaged Capital had a telephone call with representatives of HeartWare, including Douglas Godshall, its President and Chief Executive Officer, Peter McAree, its Senior Vice President and Chief Financial Officer, and Chris Taylor, its Vice President, Corporate Communications and Investor Relations. During the call, members of Engaged Capital and HeartWare discussed, amongst other things, (i) HeartWare’s core ventricular assist device (VAD) business, (ii) the Company’s rationale for pursuing the acquisition of Valtech and (iii) the Company’s attractiveness to potential strategic acquirers with and without Valtech. Engaged Capital expressed its opinion that, should the Acquisition of Valtech be completed, HeartWare would become less attractive to potential strategic acquirers. Representatives of HeartWare disagreed with this assertion and stated their belief that Valtech would make HeartWare more attractive to potential strategic acquirers.

January 19, 2016

In addition, Engaged Capital has further revised the Proxy Statement to include disclosure from page 47 of the S-4 wherein the Company states, “the special committee believed that… announcement of a proposed transaction with Valtech would not foreclose a strategic acquiror from offering to acquire HeartWare as a stand-alone business prior to closing, or as a combined business after closing.” Please see pages 5 and 13 of the Proxy Statement.

7.
We note the statement at the bottom of page 12 that Holdco intends to adopt a classified board structure “[f]urther limiting stockholders’ rights.” This statement appears to be misleading without clarifying that HeartWare currently has a staggered board of directors. Please revise.

Engaged Capital acknowledges the Staff’s comment and has revised the Proxy Statement accordingly. Please see page 13 of the Proxy Statement.

Consequences of Defeating the Transactions Proposal, page 15

8.
Clarify that if your solicitation is successful, the Business Combination Agreement would be terminated and HeartWare would be obligated to make the $30,000,000 loan to Valtech. Summarize the terms of the loan pursuant to the convertible promissory note.

Engaged Capital acknowledges the Staff’s comment and has revised the Proxy Statement accordingly. Please see page 16 of the Proxy Statement.

Voting and Proxy Procedures, page 16

9.
Refer to the disclosure in the second paragraph in this section. Revise to conform your statement about the use of discretionary authority conferred with proxies to the limits set forth in Rule 14a-4(c).

Engaged Capital acknowledges the Staff’s comment and has revised the Proxy Statement accordingly. Please see page 17 of the Proxy Statement.

*    *     *     *     *

In connection with responding to the Staff’s comments, a certificate signed by each of the participants containing the three acknowledgments requested by the Staff is attached hereto.

The Staff is invited to contact the undersigned with any comments or questions it may have.  We would appreciate your prompt advice as to whether the Staff has any further comments.  Thank you for your assistance.

Sincerely,

/s/ Aneliya S. Crawford

Aneliya S. Crawford

cc:	Glenn W. Welling, Engaged Capital, LLC
Steve Wolosky, Olshan Frome Wolosky LLP

January 19, 2016

ACKNOWLEDGMENT

In connection with responding to the comments of the Staff of the Securities and Exchange Commission (the “Commission”) relating to the preliminary proxy statement on Schedule 14A filed by the undersigned on January 7, 2016 and related additional soliciting materials (the “Filings”), each of the undersigned acknowledges the following:

•	Each of the undersigned is responsible for the adequacy and accuracy of the disclosure in the Filings.

•	The Staff’s comments or changes to disclosure in response to Staff comments in the Filings do not foreclose the Commission from taking any action with respect to the Filings.

•	The undersigned may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

[SIGNATURES ON FOLLOWING PAGE]

January 19, 2016

Engaged Capital Master Feeder I, LP

By:	Engaged Capital, LLC General Partner

By:	/s/ Glenn W. Welling
	Name:	Glenn W. Welling
	Title:	Managing Member and Chief Investment Officer

Engaged Capital Master Feeder II, LP

By:	Engaged Capital, LLC General Partner

By:	/s/ Glenn W. Welling
	Name:	Glenn W. Welling
	Title:	Managing Member and Chief Investment Officer

Engaged Capital I, LP

By:	Engaged Capital, LLC General Partner

By:	/s/ Glenn W. Welling
	Name:	Glenn W. Welling
	Title:	Managing Member and Chief Investment Officer

Engaged Capital I Offshore, Ltd.

By:	/s/ Glenn W. Welling
	Name:	Glenn W. Welling
	Title:	Director

Engaged Capital II, LP

By:	Engaged Capital, LLC General Partner

By:	/s/ Glenn W. Welling
	Name:	Glenn W. Welling
	Title:	Managing Member and Chief Investment Officer

January 19, 2016

Engaged Capital II Offshore Ltd.

By:	/s/ Glenn W. Welling
	Name:	Glenn W. Welling
	Title:	Director

Engaged Capital, LLC

By:	/s/ Glenn W. Welling
	Name:	Glenn W. Welling
	Title:	Managing Member and Chief Investment Officer

Engaged Capital Holdings, LLC

By:	/s/ Glenn W. Welling
	Name:	Glenn W. Welling
	Title:	Sole Member

/s/ Glenn W. Welling
GLENN W. WELLING Individually and as attorney-in-fact for Scott R. Ward, Shawn T McCormick and Brendan B. Springstubb